MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                               malattyco@aol.com




                                November 14, 2014


Securities and Exchange Commission
Attn: J. Nolan McWilliams
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Safe Lane Systems, Inc.
         Registration Statement of Form S-1
         Filed August 28, 2014
         File No. 333-198435

Dear Mr. McWilliams:

         In response, to your first comment letter, on the above Registration Statement we have prepared and filed an Amended S-1 Registration Statement and are providing a marked copy showing the amendments herewith, and the following provides detail of our amendments or responses to your comments as otherwise appropriate. All references to page numbers herein are to pages in the "marked copy".

GENERAL
-------

1. PRIOR TO PRINTING AND DISTRIBUTION OF THE PRELIMINARY PROSPECTUS, PLEASE PROVIDE US WITH MOCK-UPS OF ANY PAGES THAT INCLUDE ANY PICTURES OR GRAPHICS TO BE PRESENTED. ACCOMPANYING CAPTIONS, IF ANY, SHOULD ALSO BE PROVIDED. WE MAY HAVE COMMENTS AFTER REVIEWING THE MATERIALS.

     We have noted this and will provide prior to printing.

2. PLEASE PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

     We have had no communications with investors in reliance on Section 5(d). We have no research reports published or distributed or planned.

3. SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE DISCLOSE THAT YOU ARE AN EMERGING GROWTH COMPANY AND REVISE YOUR REGISTRATION STATEMENT TO:

     o    DESCRIBE  HOW AND WHEN A  COMPANY  MAY LOSE  EMERGING  GROWTH  COMPANY
          STATUS;

     o BRIEFLY DESCRIBE THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

     o    STATE YOUR ELECTION UNDER SECTION 107(B) OF THE JOBS ACT:

          o IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR

          o IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 102(B)(2), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

     We have added substantial disclosure at pages 5 and 8 - 11 under Risk Factors with regard to these issues (comment #3). We have added the 107(b) disclosure as well.

REGISTRATION STATEMENT COVER PAGE
---------------------------------

4. REFER TO FOOTNOTE 1 TO THE CALCULATION OF REGISTRATION FEE TABLE. RULE 457(O) OF THE SECURITIES ACT DOES NOT APPEAR TO BE THE APPLICABLE SUBSECTION TO CALCULATE THE FEE ASSOCIATED WITH YOUR COMMON STOCK. GIVEN THAT YOU ARE
REGISTERING A NUMBER OF SHARES, PLEASE REVISE TO INDICATE THAT YOU ARE REGISTERING UNDER RULE 457(A) OF THE SECURITIES ACT. FOR GUIDANCE, REFER TO RULE 457(A) OF THE SECURITIES ACT AND TO QUESTION 240.01 OF THE SECURITIES ACT RULES COMPLIANCE AND DISCLOSURE INTERPRETATIONS.

     We have amended at page ii in accordance with your comment where marked as "comment #4."

PROSPECTUS COVER PAGE
---------------------

5. PLEASE CONFIRM WHETHER OR NOT THE CLASS "B" PREFERRED CONVERTIBLE NON-VOTING STOCK HAS BEEN DISTRIBUTED TO THE TRUSTEE OR THE DISTRIBUTEES UNDER THE PLAN OF LIQUIDATION. PLEASE ALSO ADVISE WHAT CONSIDERATION YOU GAVE TO RULE 145 OF THE SECURITIES ACT REGARDING REGISTRATION OF SUCH SHARES IN CONNECTION WITH THE APPROVAL OF THE PLAN OF LIQUIDATION. PLEASE NOTE THAT WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

     The Class Letter - "B" Preferred Non-Voting Stock delivered to Trustee was not "Distributed" to Distributees.

     We have not distributed Class B to Distributees, only to Trustee. There shall not be any distribution to anyone else until registration hereunder of the common stock is effective, for distribution. We believe Rule 145 is inapplicable under the circumstances of the acquisition of the License as no offer was made to shareholders of STC.

     We considered Rule 145 in the transaction and in fact this Registration Statement is filed in order to comply with the Registration requirements of Sections 2 and 5 under the Securities Act prior to any distribution and resale. We believe that the delivery of the Class "B" Non-Voting Preferred stock to the Trustee is within the exemption under Section 4 but the redistribution and conversion of the Class "B" is subject to this Registration Statement being effective. If this Registration cannot be made effective, then the Licenses will be rescinded, in all likelihood. The Board of Superior Traffic Controls, Inc. did not solicit votes of STC shareholders for approval of the Plan of Partial Liquidation as management controlled a majority of the shares of STC, and it was not deemed necessary for the issuance of licenses.

OUR COMPANY, PAGE 4
-------------------

6. PLEASE REVISE TO PROVIDE A MORE DETAILED SUMMARY OF YOUR BUSINESS AND CURRENT OPERATIONS TO INCLUDE THE STEPS YOU HAVE TAKEN TO DATE TO BECOME AN OPERATING COMPANY. TO THE EXTENT THAT YOU DISCUSS FUTURE BUSINESS PLANS HERE, SUCH AS YOUR INTENTIONS TO SECURE LICENSE AGREEMENTS, SUPPLIERS OR MANUFACTURERS, LAUNCH YOUR PRODUCTS, OR TO INITIATE A MARKETING CAMPAIGN, THE DISCUSSION SHOULD BE BALANCED WITH A BRIEF DISCUSSION ON THE TIME FRAME FOR IMPLEMENTING FUTURE PLANS, THE STEPS INVOLVED, THE ASSOCIATED COSTS, AND ANY OBSTACLES INVOLVED BEFORE YOU CAN COMMENCE THE PLANNED OPERATIONS. THIS INCLUDES THE NEED FOR ANY ADDITIONAL FINANCING. IF ADDITIONAL FINANCING MAY NOT BE AVAILABLE, PLEASE CLARIFY THAT.

     We have added disclosure as marked with "comment #6" on page 4.

7. WE NOTE YOUR DISCLOSURE IN THE SIXTH PARAGRAPH THAT YOUR AUDITOR HAS EXPRESSED SUBSTANTIAL DOUBT REGARDING YOUR ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE DISCLOSE YOUR CASH ON HAND AS OF THE MOST RECENT PRACTICABLE DATE, YOUR MONTHLY "BURN RATE," PRE- AND POST-OFFERING, AND THE MONTH YOU WILL RUN OUT OF FUNDS WITHOUT ADDITIONAL CAPITAL. ALSO REVISE TO QUANTIFY THE AMOUNTS NEEDED TO CONTINUE OPERATIONS AND TO IMPLEMENT YOUR PLAN OF OPERATIONS.

     In response, we have made revisions on page 5 where marked as "comment #7."

8. PLEASE REVISE TO DISCLOSE (A) THE IMPLIED AGGREGATE VALUE OF ALL OF YOUR COMMON STOCK INTENDED TO BE OUTSTANDING AFTER THE OFFERING, BASED ON THE OFFERING PRICE OF $0.01 AND (B) YOUR TOTAL STOCKHOLDERS' EQUITY (DEFICIT) AS OF THE MOST RECENT BALANCE SHEET DATE.

     In  response,  we have  revised  the text at page 5 where noted at "comment
#8."

9. WE NOTE FROM THE MASTER I.P. LICENSE AGREEMENT FILED AS EXHIBIT 10.1 THAT THE AGREEMENT REQUIRES YOU TO COMMENCE MANUFACTURE AND SALES BY JANUARY 1, 2016. PLEASE REVISE THE DISCUSSION OF THIS AGREEMENT AS IT OCCURS THROUGHOUT YOUR DOCUMENT TO INCLUDE THIS PROVISION.

     In response, we have revised text on page 4 where indicated "comment #9" and in Material Agreements on page 49.

RISK FACTORS RELATED TO OUR COMPANY, PAGE 6
-------------------------------------------

10. PLEASE REVISE THIS SECTION THROUGHOUT TO REMOVE REDUNDANT RISK FACTORS. IN THIS REGARD, WE NOTE THAT THIS SECTION DISCUSSES THE SAME RISKS MULTIPLE TIMES.

     In response, deletions at pages 7, 8, 11, 14, and 15 of redundant Risk Factors.

11. PLEASE INCLUDE A RISK FACTOR TO DISCLOSE THAT YOUR AUDITOR HAS EXPRESSED SUBSTANTIAL DOUBT REGARDING YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

     In response, we have inserted at page 17.

12. WE NOTE THAT YOU APPEAR TO HAVE A NOTE PAYABLE OF $160,000. PLEASE INCLUDE A RISK FACTOR (inserted @ P. 17) TO DISCUSS THIS NOTE PAYABLE AND ANY ASSOCIATED RISKS @ COMMENT 12. PLEASE ALSO REVISE THE OUR COMPANY SECTION ON PAGE 4 TO DISCLOSE THIS LIABILITY.

     See page 4 where marked "comment #12."

WE HAVE LIMITED WORKING CAPITAL AND LIMITED CASH FUNDS, PAGE 6
--------------------------------------------------------------

13. PLEASE REVISE THE FIRST PARAGRAPH TO QUANTIFY YOUR EXPECTED NEAR TERM ADDITIONAL FINANCING REQUIREMENTS WHICH ARE NECESSARY TO CONTINUE OPERATIONS AND TO IMPLEMENT YOUR BUSINESS PLAN.

     In response, we have revised the paragraph at page 7 where marked "comment #13."

14. PLEASE REVISE THE THIRD PARAGRAPH TO DISCLOSE YOUR CURRENT CASH BALANCE.

     In response, we have revised the disclosure at page 7 marked "comment #14."

WE WILL DEPEND UPON MANAGEMENT, PAGE 7
--------------------------------------

15. REFER TO THE THIRD SENTENCE. WE NOTE THAT YOU MAY HIRE CONSULTANTS WITH THE PROCEEDS OF THIS OFFERING. PLEASE RECONCILE THIS STATEMENT WITH DISCLOSURE THROUGHOUT THE PROSPECTUS WHICH STATES THAT YOU WILL NOT RECEIVE ANY PROCEEDS FROM THIS OFFERING.

     In response, we revised the text at page 11 where marked "comment #15."

WE ARE NOT DIVERSIFIED AND WILL BE DEPENDENT ON ONLY ONE BUSINESS, PAGE 8
-------------------------------------------------------------------------

16. WE NOTE THE REFERENCE TO THE "ENERGY INDUSTRY." PLEASE DELETE OR ADVISE. WE ALSO NOTE A SIMILAR REFERENCE TO "ENERGY OPERATIONS" IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION ON PAGE 36. PLEASE REVISE ACCORDINGLY.

     In response, we revised text at page 12 and page 44 where marked "comment #16."

BURDEN TO INVESTORS, PAGE 8
---------------------------

17. PLEASE REVISE TO QUANTIFY THE ANTICIPATED COSTS OF BEING A PUBLIC COMPANY.

     In response, we revised text at page 13 where marked "comment #17."

18. REFER TO THE LAST SENTENCE. WE NOTE THE REFERENCE THAT YOU ARE LISTED ON THE OTCBB. PLEASE RECONCILE THIS STATEMENT WITH DISCLOSURE THROUGHOUT THE PROSPECTUS WHICH STATES THAT YOUR COMMON SHARES ARE NOT LISTED ON ANY EXCHANGE OR MARKET.

     In response, we revised text at page 13 where marked "comment #18."

DETERMINATION OF OFFERING PRICE, PAGE 15
----------------------------------------

19. PLEASE REVISE THE FIRST SENTENCE OF THE SECOND PARAGRAPH TO CLARIFY THAT SALES OF YOUR COMMON STOCK WILL BE MADE AT A FIXED PRICE UNTIL A MARKET DEVELOPS. PLEASE ALSO REVISE THE FOURTH PARAGRAPH ON THE PROSPECTUS COVER PAGE AND THE PLAN OF DISTRIBUTION SECTION ON PAGE 20 ACCORDINGLY.

     In response, we revised at pages 1, 20 and 26 where marked "comment #19."

INFORMATION WITH RESPECT TO THE REGISTRANT, PAGE 21
---------------------------------------------------
COMPANY BUSINESS OVERVIEW, PAGE 22
----------------------------------
THE KONE GENERAL AUTOMATIC SAFETY CONE DISPENSER, PAGE 22
---------------------------------------------------------

20. WE NOTE YOUR DISCLOSURE IN THE THIRD PARAGRAPH THAT THE KONE GENERAL WILL "SIGNIFICANTLY REDUCE THE INCIDENCE OF TRAFFIC RELATED ACCIDENTS, RELATED INJURIES, AND MOST IMPORTANTLY, FATALITIES THAT OCCUR EVERY DAY ON THE ROAD." PLEASE PROVIDE US WITH OBJECTIVE SUBSTANTIATION FOR THIS STATEMENT OR DELETE.

     In response, to your comment we have deleted certain text as shown on page 28 where marked "comment #20."

21. WE NOTE THAT THIS SECTION AND THE SAFE LANE SYSTEM'S TRAFFIC SAFETY SPRING CONES AND ("TOTE") SYSTEMS SECTION ON PAGE 23 REFERENCES GRAPHICS CONTAINED IN
EXHIBIT 99.1 AND 99.2. PLEASE INSERT THE GRAPHICS DIRECTLY INTO THE PROSPECTUS SO THAT INVESTORS CAN APPRECIATE THE GRAPHICS AND THE ASSOCIATED DISCLOSURE.

In response, we have inserted all graphics to text body at pages 29-31 and are providing an unofficial PDF copy with this response letter. When printed for distribution, all pictures will be contained on pages 29-31. However, through the EDGAR system, the pictures remain as Exhibits 99.1 and 99.2.

OUR PROPOSED PRODUCTS, PAGE 26
------------------------------

22. REFER TO THE FOURTH PARAGRAPH. WE NOTE YOUR DISCLOSURE THAT SAFE LANE SYSTEMS WAS AWARDED THE 2003 INNOVATION NEW PRODUCT OF THE YEAR AWARD. WE ALSO NOTE THAT SAFE LANE SYSTEMS WAS NOT FORMED UNTIL 2013. PLEASE RECONCILE.

     In response, we have deleted text on page 28 where marked "comment #22."

23. PLEASE PROVIDE THE BASIS FOR YOUR BELIEF IN THE SIXTH PARAGRAPH THAT "[G]ENERALLY SPEAKING" YOU DO NOT NEED TO MEET STANDARDS TO SELL YOUR PRODUCT IN FOREIGN MARKETS.

     In response, we have edited text on page 32 where marked "comment #22."

FACTS AND STATISTICS RELATED TO OUR PRODUCT FORMS, PAGE 27
----------------------------------------------------------

24. THE FACTS AND STATISTICS IN THIS SECTION APPEAR DATED. PLEASE PROVIDE INFORMATION AS OF A MORE RECENT DATE. PLEASE REVISE THE MARKET ANALYSIS SUMMARY
SECTION IN A SIMILAR MANNER.

     In response, we deleted and inserted amended text at page 32-34 as marked "comment 24."

FUTURE MILESTONES, PAGE 30
--------------------------

25. PLEASE INCLUDE A MORE DETAILED PLAN OF OPERATIONS FOR THE NEXT TWELVE MONTHS AND THEN TO THE POINT OF GENERATING REVENUES. IN THE DISCUSSION OF EACH OF YOUR PLANNED ACTIVITIES, INCLUDE SPECIFIC INFORMATION REGARDING EACH MATERIAL EVENT OR STEP REQUIRED TO PURSUE EACH OF YOUR PLANNED ACTIVITIES, INCLUDING ANY CONTINGENCIES SUCH AS RAISING ADDITIONAL FUNDS, AND THE TIMELINES AND ASSOCIATED COSTS ACCOMPANYING EACH PROPOSED STEP IN YOUR BUSINESS PLAN SO THAT AN INVESTOR CAN GET A CLEARER UNDERSTANDING OF HOW AND WHEN YOU EXPECT TO REACH REVENUE GENERATION. IN THIS REGARD, WE NOTE THAT YOUR BUSINESS DISCUSSION CONTEMPLATES OPERATIONS BEYOND THOSE SET FORTH IN THIS PLAN OF OPERATIONS. FOR INSTANCE, YOUR BUSINESS DISCUSSION REFERENCES THE IDENTIFICATION OF SUPPLIERS AND MANUFACTURERS, BETA AND FIELD TESTING OF YOUR PRODUCTS, FINALIZATION OF YOUR INITIAL PRODUCT DESIGNS, RESEARCH AND DEVELOPMENT OF ADDITIONAL NEW PRODUCTS, REGULATORY APPROVAL OF YOUR INITIAL PRODUCTS AND INITIATION OF A MARKETING CAMPAIGN. PLEASE REVISE AS APPLICABLE.

         In  response,  we have  edited  this  section  at page 37 where  marked
"comment #25." We have included a more detailed "Plan of Operations" in the section at page 42 where marked "comment #25."

APPLICABLE REGULATIONS IN THE INDUSTRY, PAGE 31
-----------------------------------------------

26. PLEASE IDENTIFY AND DISCUSS THOSE MATERIAL FEDERAL, STATE, AND LOCAL GOVERNMENT REGULATIONS WITH WHICH YOU EXPECT TO COMPLY. WE NOTE IN THIS REGARD YOUR DISCUSSION IN THE FIFTH PARAGRAPH ON PAGE 26. ADDITIONALLY, TO THE EXTENT THAT YOU DO NOT EXPECT TO COMPLY WITH THE REGULATIONS YOU DISCUSS ON PAGES 31-33 BUT HAVE PROVIDED THIS DISCUSSION TO ILLUSTRATE THE POTENTIAL MARKET FOR YOUR PRODUCT, PLEASE RELOCATE THIS DISCUSSION ACCORDINGLY.

     In  response,   we  have  edited  certain  portions  of  this  and  updated information at pages 32-34. We believe "Regulations" section is located appropriately, under Regulations, pages 38-40.

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS/PATENTS, PAGE 34
-----------------------------------------------------------------------

27. WE NOTE YOUR DISCLOSURE THAT ANOTHER PARTY HOLDS THE EXCLUSIVE LICENSE TO MANUFACTURE AND DISTRIBUTE THE 28" MUTCD COMPLIANT SPRING CONES. PLEASE REVISE THIS SECTION TO SUMMARIZE THE EXCLUSIVE AND NON-EXCLUSIVE LICENSE AGREEMENTS YOU HAVE WITH SUPERIOR TRAFFIC CONTROLS, INC. ADDITIONALLY, TO THE EXTENT THAT YOU DO NOT HAVE THE EXCLUSIVE RIGHT TO MANUFACTURE AND SELL THE PRODUCTS DISCUSSED THROUGHOUT YOUR BUSINESS DISCUSSION, PLEASE REVISE YOUR BUSINESS DISCUSSIONS TO CLARIFY SUCH FACT. TO THE EXTENT APPLICABLE, PLEASE ALSO CLARIFY WHO HOLDS THE EXCLUSIVE RIGHTS AND DETAIL HOW YOU WILL SELL SUCH PRODUCTS. IN THIS REGARD, WE NOTE THAT DISCLOSURE IN THIS SECTION TENDS TO INDICATE THAT YOU WILL ONLY BE ACTING AS A DISTRIBUTOR RELATED TO CERTAIN PRODUCTS.

     In response, we have edited text where marked "comment #27" on page 40.

FINANCIAL STATEMENTS GENERAL
----------------------------

28. PLEASE UPDATE YOUR FINANCIAL STATEMENTS, AS NECESSARY, TO COMPLY WITH RULE 8-08 OF REGULATION S-X AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     We believe the financial statements are current.


FINANCIAL STATEMENTS FOR THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2013) THROUGH DECEMBER 31, 2013
--------------------------------------------------------------------------------
NOTE 1 - ORGANIZATION, OPERATIONS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES, PAGE F-8
--------------------------------------------------------------------------------
GOING CONCERN AND MANAGEMENTS' PLANS, PAGE F-9
----------------------------------------------

29. WE NOTE THE DISCLOSURE "[I]F THE OFFERING RAISES $250,000, THEN THE COMPANY'S ESTIMATED EXPENSES RELATED TO THE OFFERING AND THE EXPENSES RELATED TO THE COMPANY'S PROJECTED FIRST 12 MONTHS OF OPERATIONS WILL BE COVERED." PLEASE RECONCILE THIS STATEMENT WITH DISCLOSURE THROUGHOUT THE PROSPECTUS THAT INDICATES NO PROCEEDS ARE BEING RAISED BY THE COMPANY AND THAT THE COMPANY NEEDS TO RAISE APPROXIMATELY $1 MILLION OVER THE NEXT 12 MONTHS TO CONTINUE OPERATIONS AND TO IMPLEMENT YOUR BUSINESS PLAN. PLEASE SIMILARLY REVISE THE SECOND RISK FACTOR ON PAGE 7.

     In response, we have amended the text to delete the language in the footnotes at pages F-9 and F-10 where marked "comment #29."

FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014
-----------------------------------------------------------
STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2014, PAGE F-4
------------------------------------------------------------------------

30. PLEASE DISCLOSE THE COMPONENTS OF THE LINE ITEM "PROFESSIONAL AND CONTRACTOR EXPENSE" IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS OR ALTERNATELY,
SEPARATELY  STATE  ANY  MATERIAL  AMOUNTS  AS A LINE ITEM IN YOUR  STATEMENT  OF
OPERATIONS (SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES, OTHER GENERAL EXPENSES, ETC.).

     In response we have added text at page F-9 where marked "comment #30."

31. WE NOTE PER PAGE 4 THAT YOUR ACTIVITIES TO DATE HAVE INCLUDED "TAKING OVER AND COMPLETING R&D" HOWEVER, YOU DISCLOSE ON PAGE 33 THAT YOU ARE CURRENTLY NOT CONDUCTING ANY RESEARCH. PLEASE RECONCILE THIS DISCREPANCY AND REVISE YOUR DISCLOSE ACCORDINGLY. IF YOU HAVE INCURRED RESEARCH AND DEVELOPMENT COSTS, REVISE TO PRESENT THE AMOUNT INCURRED AS A SEPARATE LINE ITEM IN YOUR STATEMENT OF OPERATIONS OR DISCLOSE THE AMOUNT IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS PURSUANT TO ASC 730-10-50-1.

     In response, we have revised text at page 4. We have incurred no R&D Costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PAGE 36
--------------------------------------------------------------------

32. PLEASE EITHER DELETE THE REFERENCE TO THE PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 IN THE FIRST PARAGRAPH HERE OR EXPAND YOUR DISCLOSURE TO CLARIFY THAT THE SAFE HARBOR OFFERED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT DOES NOT APPLY TO STATEMENTS MADE BY ISSUERS OF PENNY STOCKS LIKE YOURSELF.

     In response, we have revised text at page 42 where marked "comment #32."

LIQUIDITY, PAGE 38
------------------

33. PLEASE REVISE TO QUANTIFY YOUR EXPECTED NEAR TERM, I.E. LESS THAN 12 MONTHS, AND LONG TERM, I.E. GREATER THAN 12 MONTHS, FINANCING REQUIREMENTS WHICH ARE NECESSARY TO CONTINUE OPERATIONS AND TO IMPLEMENT YOUR PLAN OF OPERATIONS, THE TIMING OF SUCH DEMANDS, AND THE IMPACT ON THE COMPANY IF THE FUNDING CANNOT BE OBTAINED.

     In response, we have revised text at pages 44 and 45 where marked "comment #33."

SUMMARY EXECUTIVES COMPENSATION TABLE, PAGE 43
----------------------------------------------

34. PLEASE CONFIRM THAT THE AMOUNT LISTED IN THE "STOCK AWARDS" COLUMN OF THE "SUMMARY EXECUTIVES COMPENSATION" TABLE HAS BEEN CALCULATED BASED UPON THE AGGREGATE GRANT DATE FAIR VALUE COMPUTED IN ACCORDANCE WITH FASB ASC TOPIC 718. PLEASE ALSO INCLUDE A FOOTNOTE DISCLOSING ALL ASSUMPTIONS MADE IN THE VALUATION OF THE STOCK AWARD BY REFERENCE TO A DISCUSSION OF THOSE ASSUMPTIONS IN YOUR FINANCIAL STATEMENTS, FOOTNOTES TO YOUR FINANCIAL STATEMENTS, OR TO A DISCUSSION IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS REFER TO ITEM 402(N)(2)(V) OF REGULATION S-K AND INSTRUCTION 1 THERETO.

     We  believe  the  "Stock   Awards"   column  of  the  "Summary   Executives
Compensation" table is correctly stated, in accordance with FASB ASC Topic 718. Footnote (2) added at page 50 in response to the comment.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE, PAGE 48
----------------------------------------------------------

35. PLEASE DELETE THE INFORMATION LISTED UNDER THIS HEADING AS YOU ARE NOT ELIGIBLE TO INCORPORATE INFORMATION BY REFERENCE. REFER TO GENERAL INSTRUCTION VII OF FORM S-1.

     In response, we have deleted at page 55.

BACK COVER PAGE
---------------

36. PLEASE INCLUDE THE "DEALER PROSPECTUS DELIVERY  OBLIGATION" LEGEND. REFER TO
ITEM 502(B) OF REGULATION S-K.

     In response, we revised text at page 57 where marked as "comment #56."

UNDERTAKINGS, PAGE 53
---------------------

37. PLEASE REVISE TO PROVIDE THE UNDERTAKING SET FORTH IN ITEM 512(A)(6) OF REGULATION S-K.

     In response, we have revised to add the text at page 60 where marked "comment #37.'

SIGNATURES, PAGE 54
-------------------

38. PLEASE REVISE THE SECOND HALF OF YOUR SIGNATURE PAGE TO INCLUDE THE SIGNATURE OF YOUR PRINCIPAL EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER AND YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. TO THE EXTENT THE LISTED SIGNATORY IS ALSO SIGNING IN THE AFOREMENTIONED CAPACITIES, PLEASE REVISE TO CLARIFY. REFER TO INSTRUCTION 1 TO SIGNATURES ON FORM S-1.

     In response, Signature revised at page 61.

EXHIBIT 5.1
-----------

39. REFER TO THE SECOND PARAGRAPH. WE NOTE THE LIST OF DOCUMENTS REVIEWED. PLEASE HAVE COUNSEL REVISE THIS PARAGRAPH TO CLARIFY THAT IT HAS EXAMINED ALL OTHER DOCUMENTS IT DEEMS NECESSARY TO FORM ITS OPINIONS.

     In response, we revised text in the Opinion, Exhibit 5.1.

EXHIBIT 10.1
------------

40. PLEASE RECONCILE THE CONSIDERATION NOTED IN PARAGRAPH NINE OF THE MASTER I.P. LICENSE AGREEMENT OF 20,000,000 SHARES WITH THAT AS STATED IN YOUR DESCRIPTION OF THE AGREEMENT THROUGHOUT YOUR DOCUMENT OF 22,768,273.

     The Amended Master I.P. License Agreement is filed as Exhibit 10.10.

EXHIBIT 10.2
------------

41. PLEASE REFILE A FULLY EXECUTED AND DATED COPY OF THE AGREEMENT.

     A fully executed copy of the Sub-License Agreement with Superior Traffic Controls, Inc. is filed as Exhibit 10.011.

EXHIBIT 10.3
------------

42. WE NOTE THAT MR. DICKMAN IS ENTITLED TO AN ADMINISTRATIVE FEE OF 8% OF TOTAL BILLINGS. PLEASE REVISE THE PROSPECTUS TO ADD A RISK FACTOR REGARDING THIS
OBLIGATION AND ANY ASSOCIATED RISKS. PLEASE ALSO REVISE THE EMPLOYMENT AGREEMENTS SECTION ON PAGE 45 TO DISCLOSE THIS PAYMENT OBLIGATION.

     We revised text at page 52 where marked as "comment #42" and added a Risk Factor on page 16 where marked as "comment #42."

EXHIBIT 23.2
------------

43. PLEASE PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT PUBLIC ACCOUNTANT IN THE AMENDMENT.

     Updated Consent filed herewith.


We hope these amendments meet with your approval.


                                                     Sincerely,

                                                     /s/ Michael A. Littman

                                                     Michael A. Littman